UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                        REDHOOK ALE BREWERY, INCORPORATED
                                (Name of Issuer)

                          COMMON STOCK, par value $.005
                         (Title of Class of Securities)

                                   757473 10 3
                                 (CUSIP Number)

                                 THOMAS LARSON
                         ANHEUSER-BUSCH COMPANIES, INC.
                                One Busch Place
                           St. Louis, MO 63118-1852
                          Telephone:  (314) 577-3298
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 June 30, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D
                              (Am. No. 2)
---------------------                                  -------------------
CUSIP No. 757473 10 3                                  Page 2 of 10 Pages
---------------------                                  -------------------
==========================================================================
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only)

     Anheuser-Busch Companies, Inc.; 43-1162835
--------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See instructions)
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------
4.   Source of Funds (see instructions)

     WC
--------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [  ]
--------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------
                7.  Sole Voting Power
Number of           2,761,713
Shares         -----------------------------------------------------------
Beneficially    8.  Shared Voting Power
Owned by             - 0 -
Each           -----------------------------------------------------------
Reporting       9.  Sole Dispositive Power
Person              2,761,713*
With           -----------------------------------------------------------
               10.  Shared Dispositive Power
                     - 0 -
               -----------------------------------------------------------
                   *Shares are subject to contractual restrictions on
                    transfer. See item 4.
--------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,761,763
--------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)

     [  ]
--------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     33.8%
--------------------------------------------------------------------------
14.  Type of Reporting Person (See instructions)

     CO
==========================================================================

                             SCHEDULE 13D
                              (Am. No. 2)
---------------------                                  -------------------
CUSIP No. 757473 10 3                                  Page 3 of 10 Pages
---------------------                                  -------------------
==========================================================================
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only)

     Busch Investment Corporation; 51-0308458
--------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See instructions)
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------
4.   Source of Funds (see instructions)

     WC
--------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [  ]
--------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------
                7.  Sole Voting Power
Number of           2,761,713
Shares         -----------------------------------------------------------
Beneficially    8.  Shared Voting Power
Owned by             - 0 -
Each           -----------------------------------------------------------
Reporting       9.  Sole Dispositive Power
Person              2,761,713*
With           -----------------------------------------------------------
               10.  Shared Dispositive Power
                     - 0 -
               -----------------------------------------------------------
                   *Shares are subject to contractual restrictions on
                    transfer. See item 4.
--------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,761,713
--------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)

     [  ]
--------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     33.8%
--------------------------------------------------------------------------
14.  Type of Reporting Person (See instructions)

     CO
==========================================================================

                             SCHEDULE 13D
                              (Am. No. 2)
---------------------                                  -------------------
CUSIP No. 757473 10 3                                  Page 4 of 10 Pages
---------------------                                  -------------------

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, this Amendment No. 2 amends the Schedule 13D dated August 22, 1995, amended by Amendment No. 1 dated May 19, 2004. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in the Schedule 13D (as previously amended). All defined terms shall have the same meaning as previously ascribed to them in the Schedule 13D (as previously amended), unless otherwise noted.

ITEM 1.  SECURITY AND ISSUER.


ITEM 2.  IDENTITY AND BACKGROUND.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.


ITEM 4.  PURPOSE OF THE TRANSACTION.

     On June 30, 2004, Anheuser-Busch, Incorporated ("ABI"), a wholly-owned subsidiary of A-B, acting through its designee, Busch Investment Corporation ("BIC"), agreed to restructure its equity and commercial relationship with the Company.

     Pursuant to the Exchange and Recapitalization Agreement, BIC exchanged 1,289,872 shares of Series B Preferred Stock for 1,808,243 shares of common stock and $2,000,000. BIC retained 953,470 shares of common stock and holds in aggregate approximately 33.8% of the outstanding shares of common stock. Additionally, ABI and the Company entered into a distribution agreement ("Redhook Distribution Agreement") and ABI entered into a distribution agreement ("CBA Distribution Agreement") with Craft Brands Alliance LLC ("CBA"), a limited liability company owned and organized by the Company and Widmer Brothers Brewing Company ("Widmer") to market and sell the products of Redhook and Widmer in specified states in western United States.

     Pursuant to the Exchange and Recapitalization Agreement, ABI is entitled to designate two members of the board of directors of the Company. ABI also generally has the contractual right to have one of its designees sit on each committee of the board of directors of the Company. The Exchange and Recapitalization Agreement contains limitations on, among other matters, the Company's ability to issue equity securities or acquire or sell assets, amend its Articles of Incorporation or bylaws and adopt plans that may have the effect of deterring a change in control of the Company and requires the Company to refrain from voluntarily terminating its listing on the NASDAQ Stock Market.

                             SCHEDULE 13D
                              (Am. No. 2)
---------------------                                  -------------------
CUSIP No. 757473 10 3                                  Page 5 of 10 Pages
---------------------                                  -------------------

     Pursuant to a Registration Rights Agreement between the Company and ABI, ABI may require the Company to register with the Securities and Exchange Commission the sale of securities held by ABI or its affiliates. Generally, ABI may require the Company to undertake registration not more than three times in any five year period. Prior to ABI's transfer of the securities other than by means of a registered offering, ABI must generally permit the Company a prior right to negotiate the terms of a purchase and sale with ABI and a right to match any offer obtained by ABI for the securities.

     The Redhook Distribution Agreement and the CBA Distribution Agreement are each scheduled to terminate on December 31, 2024, subject to the right of ABI to terminate each agreement on December 31, 2014. The agreements are also subject to termination, among other reasons, as a result of breach or insolvency by either party or, at the option of ABI, if ABI, CBA or their affiliates engage in an act or omission that, in the sole determination of ABI, damages the reputation or image of ABI or the brewing industry, a competitor of ABI acquires 10% or more of the equity securities in the Company or Widmer and a designee of such competitor becomes a member of the board of directors of the Company or Widmer or the current chief executive officer of CBA, the Company or Widmer ceases to function as such and a successor satisfactory to ABI is not named.

     Pursuant to the Exchange and Recapitalization Agreement, if the Redhook Distribution Agreement or the CBA Distribution Agreement is terminated or the distribution of the Redhook products is terminated under the CBA Distribution Agreement, ABI may solicit and negotiate offers from third parties to purchase all or substantially all of the assets or securities of the Company or to enter into a merger or consolidation transaction with the Company and cause the board of directors of the Company to consider any such offer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) BIC owns beneficially an aggregate of 2,761,713 shares of Common Stock. These shares comprise 33.8% of the aggregate outstanding shares of Common Stock.

     (b) BIC has sole power to vote and sole power to dispose or direct the disposition of all of the 2,761,713 shares of Common Stock owned beneficially by it; however, the shares of Common Stock held by BIC are subject to certain contractual restrictions on transfer. See Item 4 above.

     (c)   None.

     (d)(e)  Not applicable.

                             SCHEDULE 13D
                              (Am. No. 2)
---------------------                                  -------------------
CUSIP No. 757473 10 3                                  Page 6 of 10 Pages
---------------------                                  -------------------

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     For a description of the Exchange and Recapitalization Agreement, the Redhook Distribution Agreement, the CBA Distribution Agreement, and the Registration Rights Agreement, see Item 4 above. The description herein of certain terms of such Agreements is subject to the terms of the complete agreements, which are incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1. Exchange and Recapitalization Agreement dated as of June 30, 2004 between the Company and A-BI (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated July 1, 2004).

     2. Master Distributor Agreement dated as of July 1, 2004 between the Company and A-BI (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated July 1, 2004).

     3. Master Distributor Agreement dated as of July 1, 2004 between CBA and A-BI (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated July 1, 2004).

     4. Registration Rights Agreement dated as of July 1, 2004 between the Company and A-BI (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated July 1, 2004).

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 1, 2004

ANHEUSER-BUSCH COMPANIES, INC.


By: /s/ W. RANDOLPH BAKER
Name:   W. Randolph Baker
Title: Vice President and Chief Financial Officer


BUSCH INVESTMENT CORPORATION


By: /s/ DAVID C. SAUERHOFF
Name:   David C. Sauerhoff
Title: Treasurer

                             SCHEDULE 13D
                              (Am. No. 2)
---------------------                                  -------------------
CUSIP No. 757473 10 3                                  Page 7 of 10 Pages
---------------------                                  -------------------

                              SCHEDULE I

                  EXECUTIVE OFFICERS AND DIRECTORS OF
                     BUSCH INVESTMENT CORPORATION
                         (As of July 1, 2004)

NAME AND BUSINESS ADDRESS          POSITION WITH THE COMPANY
-------------------------          -------------------------
 William J. Kimmins Jr.*           Chairman of the Board and President

 H. Murray Sawyer Jr.              Vice President
 1220 North Market Street
 Suite 606
 Wilmington, Delaware 19801

 Laura H. Reeves*                  Secretary

 David C. Sauerhoff*               Treasurer

 Denise R. Lynch*                  Assistant Treasurer-International

 John D. Castagno*                 Tax Controller

 William J. Kimmins Jr.*           Director

 Denise R. Lynch*                  Director

 H. Murray Sawyer Jr.              Director
 1220 North Market Street
 Suite 606
 Wilmington, Delaware 19801

* The business address of each such person is One Busch Place, St. Louis, Missouri 63118-1852.

                             SCHEDULE 13D
                              (Am. No. 2)
---------------------                                  -------------------
CUSIP No. 757473 10 3                                  Page 8 of 10 Pages
---------------------                                  -------------------

                              SCHEDULE II

                  EXECUTIVE OFFICERS AND DIRECTORS OF
                     ANHEUSER-BUSCH COMPANIES, INC.
                         (As of July 1, 2004)

EXECUTIVE OFFICER
NAME AND
BUSINESS ADDRESS            POSITION WITH COMPANY
-----------------           ---------------------
 Patrick T. Stokes*          President and Chief Executive Officer
                             and Director

 August A. Busch III*        Chairman of the Board and Director

 W. Randolph Baker*          Vice President and Chief Financial Officer

 Stephen K. Lambright*       Group Vice President and Senior Counsel

 John E. Jacob*              Executive Vice President - Global
                             Communications and Director

 Thomas W. Santel*           Vice President - Corporate Development

 Stephen J. Burrows*         Chief Executive Officer and President
                             of Anheuser-Busch International, Inc.

 August A. Busch IV*         President of Anheuser-Busch, Incorporated

 Mark T. Bobak*              Group Vice President and Chief Legal Officer

 Joseph P. Sellinger*        Chairman of the Board, Chief Executive
                             Officer, and President of Anheuser-Busch
                             Packaging Group, Inc.

 Douglas J. Muhleman*        Group Vice President - Brewing Operations
                             & Technology of Anheuser-Busch, Incorporated

 Francine I. Katz*           Vice President - Communications and
                             Consumer Affairs

 Keith M. Kasen*             Chairman of the Board and President of
                             Busch Entertainment Corporation

 Joseph P. Castellano*       Vice President - Corporate Human Resources

 James F. Hoffmeister*       Group Vice President - Procurement,
                             Logistics, and Agricultural Resources
                             of Anheuser-Busch, Incorporated

 Robert C. Lachky*           Vice President - Brand Management and
                             Director - Global Brand Creative of
                             Anheuser-Busch, Incorporated

 Michael J. Owens*           Vice President - Sales and Marketing
                             of Anheuser-Busch, Incorporated

 Anthony T. Ponturo*         Vice President - Global Media and Sports
                             Marketing of Anheuser-Busch, Incorporated

* The business address of each such person is One Busch Place, St. Louis, Missouri 63118-1852.

                             SCHEDULE 13D
                              (Am. No. 2)
                         (Sched. II, cont'd)

---------------------                                  -------------------
CUSIP No. 757473 10 3                                  Page 9 of 10 Pages
---------------------                                  -------------------

NON-EMPLOYEE DIRECTOR
NAME AND                                         PRINCIPAL OCCUPATION OF
BUSINESS ADDRESS         POSITION WITH COMPANY   NON-EMPLOYEE DIRECTORS
---------------------    ---------------------   -----------------------
 Carlos Fernandez G.      Director                Vice Chairman of the
 Campos Eliseos No.400                            Board and CEO, Grupo
 piso 18,                                         Modelo, S.A. de C.V.
 Lomas de Chapultepec
 Mexico, D.F., 11000

 James J. Forese          Director                Operating Partner and
 1455 Pennsylvania Ave.                           Chief Operating Officer,
  N.W.                                            Thayer Capital Partners
 Suite 350
 Washington, DC 20004

 James R. Jones           Director                Co-Chairman and Chief
 1501 M Street, NW                                Executive Officer,
 Suite 700                                        Manatt Jones Global
 Washington, DC 20005                             Strategies

 Charles F. Knight        Director                Chairman of the Board,
 8000 West Florissant                             Emerson Electric
  Avenue                                          Company
 P.O. Box 4100
 St. Louis, MO 63136

 Vernon R. Loucks, Jr.    Director                Chairman, The Aethena
 1101 Skokie Boulevard                            Group, LLC
 Suite 240
 Northbrook, IL 60062

 Vilma S. Martinez        Director                Partner, Munger, Tolles
 355 South Grand Ave.                             & Olson
 35th Floor
 Los Angeles, CA 90071

 William Porter Payne     Director                Partner, Gleacher
 3455 Peachtree Rd.,                              Partners, LLC
  NE, Suite 975
 Atlanta, GA 30326


                             SCHEDULE 13D
                              (Am. No. 2)
                         (Sched. II, cont'd)

---------------------                                  -------------------
CUSIP No. 757473 10 3                                  Page 10 of 10 Pages
---------------------                                  -------------------

NON-EMPLOYEE DIRECTOR
NAME AND                                        PRINCIPAL OCCUPATION OF
BUSINESS ADDRESS        POSITION WITH COMPANY   NON-EMPLOYEE DIRECTORS
---------------------   ---------------------   -----------------------
 Joyce M. Roche'         Director                President and Chief
 120 Wall Street                                 Executive Officer,
 New York, NY 10005                              Girls Incorporated

 Henry Hugh Shelton      Director                President, International
 One Fountain Square                             Operations, M.I.C.
 11911 Freedom Drive                             Industries
 Reston, VA 20190-5668

 Andrew C. Taylor        Director                Chairman and Chief
 600 Corporate Park Dr.                          Executive Officer,
 St. Louis, MO 63105                             Enterprise Rent-A-Car
                                                 Company

 Douglas A. Warner III   Director                Former Chairman of the
 345 Park Avenue                                 Board, J.P. Morgan
 11th Floor                                      Chase & Company
 New York, NY 10154

 Edward E. Whitacre, Jr. Director                Chairman and Chief
 175 E. Houston,                                 Executive Officer,
 Suite 1300                                      SBC Communications
 San Antonio, TX 78205                           Inc.

* The business address of each such person is One Busch Place, St. Louis, Missouri 63118-1852.